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02021802

SECURITI ... MISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-49980

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 25 2002

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
MM/DD/YY      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DP Asset Management, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. Camino Real, Suite 115

(No. and Street)

Boca Raton, FL      33433

(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Henderson, President      561-417-9100

(Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.

(Name — if individual, state last, first, middle name)

2691 E. Oakland Park Blvd., Suite 302, Ft. Lauderdale, FL 33306

(Address)      (City)      (State)      Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

APR 12 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, _____Paul Henderson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____DP Asset Management, Inc._____, as of _____December 31,_____, 19__2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DP ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND REPORT OF
INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

# DP ASSET MANAGEMENT, INC.
## FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2001

## TABLE OF CONTENTS



# Sweeney, Gates & Co.
### Certified Public Accountants and Consultants

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
DP Asset Management, Inc.

We have audited the accompanying statement of financial condition of DP Asset Management, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' deficit, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DP Asset Management, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 7, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080    Facsimile: (954) 565-6010

## DP ASSET MANAGEMENT, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 152 |
| Cash deposit with clearing broker | | 100,000 |
| Due from clearing broker | | 10,045 |
| Property and equipment, net | | 5,410 |
| Investment in securities | | 5,000 |
| Other assets | | 1,567 |
| | $ | 122,174 |

### LIABILITIES AND STOCKHOLDERS' DEFICIT

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 48,041 |
| Subordinated borrowings from stockholder | | 150,000 |
| | | 198,041 |
| Stockholders' equity deficit: | | |
| Common stock, $1.00 par value; 1,001 shares authorized, issued and outstanding | | 1,001 |
| Additional paid-in capital | | 553,999 |
| Accumulated deficit | | (630,867) |
| Total stockholders' deficit | | (75,867) |
| | $ | 122,174 |

*The accompanying notes are an integral part of these financial statements.*

# DP ASSET MANAGEMENT, INC.
## STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---:|
| Revenue: | |
| Commissions | $ 633,713 |
| Management fees | 68,056 |
| Interest and dividends | 3,237 |
| Other | (372) |
| | 704,634 |
| | |
| Expenses: | |
| Commissions, salaries and benefits | 499,513 |
| Other general and administrative | 105,627 |
| Marketing and promotion | 34,477 |
| Clearing costs | 32,480 |
| Occupancy | 32,954 |
| Write down of investment in securities | 30,000 |
| Quotations and research | 29,989 |
| Interest | 15,250 |
| Communications | 13,795 |
| | 794,085 |
| | |
| Net loss | $ (89,451) |

*The accompanying notes are an integral part of these financial statements.*

# DP ASSET MANAGEMENT, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
### FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common stock | | Additional paid-in | Accumulated | |
| | Shares | Amount | capital | deficit | Total |
| --- | --- | --- | --- | --- | --- |
| Balance, January 1, 2001 | 1,001 | $ 1,001 | $ 533,999 | $ (541,416) | $ (6,416) |
| Capital contributions | - | - | 20,000 | - | 20,000 |
| Net loss | - | - | - | (89,451) | (89,451) |
| Balance, December 31, 2001 | 1,001 | $ 1,001 | $ 553,999 | $ (630,867) | $ (75,867) |

**DP ASSET MANAGEMENT, INC.**
**STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | |
|---|---:|
| Subordinated borrowings at January 1, 2001 | $ 150,000 |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payment of subordinated notes | - |
| Subordinated borrowings at December 31, 2001 | $ 150,000 |

# DP ASSET MANAGEMENT, INC.
## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $ (89,451) |
| Adjustments to reconcile net income to net | |
| cash provided by operating activities: | |
| Depreciation | 4,541 |
| Non-cash write down of investment in securities | 30,000 |
| Decrease in due from clearing broker | 9,823 |
| Decrease in other assets | 672 |
| Increase in accounts payables and accrued expenses | 28,287 |
| | |
| Net cash used by operations | (16,128) |
| | |
| Cash flows from financing activities: | |
| Capital contributions | 20,000 |
| | |
| Net cash provided by financing activities | 20,000 |
| | |
| Net increase in cash | 3,872 |
| | |
| Cash at beginning of year | (3,720) |
| | |
| Cash at end of year | $ 152 |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $ 5,250 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION

*Organization* – DP Asset Management, Inc. (the "Company") was incorporated on December 11, 1996 in the state of Florida. The Company is a registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company has one office located in Boca Raton, Florida. The Company's sources of revenue are derived from brokerage transactions and as a registered investment advisor. The Company is an introducing broker dealer and clears its trades through Pershing, a division of Donaldson, Lufkin & Jenerette Securities Corporation (the "Clearing Broker").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash and Cash equivalents* - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

*Cash deposit with clearing broker* – Cash deposit with clearing broker consists of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a $100,000 clearing deposit in a separate account at the Clearing Broker. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company is required to maintain the cash balance.

*Due from clearing broker* – Due from clearing broker represents money due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

*Furniture and equipment* - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

*Investment in securities* – Investment in securities represents non-trading stock purchased as an investment. The securities are carried at estimated fair value.

*Security transactions* – Security transactions and related commission revenue and expense are recorded on a trade date basis.

*Income taxes* – The Company, with the consent of its stockholders, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

*Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Fair values* – The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

4. **FURNITURE AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2001:

|  |  | Estimated useful lives |
|---|---|---|
| Furniture and equipment | $ 18,772 | 3 - 7 years |
| Leasehold improvements | 2,356 | 2 years |
|  | 21,128 |  |
| Less: accumulated depreciation | (15,718) |  |
|  | $ 5,410 |  |

Depreciation expense for the year ended December 31, 2001 was $4,541.

5. **INVESTMENT IN SECURITIES**

The investment in securities consists of 10,000 shares of common stock owned in a private Internet based company, and is recorded at cost. A charge of $30,000 was recorded during the year ended December 31, 2001, to revalue the investment based upon recent sales of the stock and an estimate by management of the recoverable value of the stock. No dividends were received during the year ended December 31, 2001.

## 6. SUBORDINATED BORROWINGS FROM STOCKHOLDER

Borrowings under subordination agreements at December 31, 2001, were as follows:

| Maturity date | Amount | Interest rate | Accrued interest as of December 31, 2001 |
|---|---|---|---|
| January 31, 2004 | $ 100,000 | 10% | $ 12,272 |
| July 31, 2003 | 50,000 | 10% | 6,136 |
| | $ 150,000 | | $ 18,408 |

Interest expense for the year ended December 31, 2001 was $15,250.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are available in computing net capital under the Securities and Exchange Commission's' uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. A stockholder of the Company has provided the subordinated borrowings. Both subordinated loans were amended during the year ended December 31, 2001, and the maturities of each loan were extended for twelve months.

## 7. EQUITY

During the year ended December 31, 2001, a stockholder and subordinated creditor of the Company contributed $20,000 to capital. The monies were utilized by the Company to meet its minimum net capital requirements.

## 8. CONTRACTUAL COMMITMENTS

The Company renewed its lease for office space in Boca Raton, Florida during September 2001. The monthly rental is $1,277, plus a portion of the building's operating expenses, and the lease expires February 28, 2003. Rental expense for the year ended December 31, 2001, was $26,583, which included the Company's portion of the building's operating expenses. The President of the Company has personally guaranteed the lease payments. Future minimum lease payments under this agreement are detailed below:

| Year | Amount |
|---|---|
| 2002 | $ 15,326 |
| 2003 | 2,554 |
| Total | $ 17,880 |

## 9. OFF BALANCE SHEET RISK AND CONCENTRATION OF BUSINESS

Customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

During the year ended December 31, 2001, the Company had five customers who each accounted for greater than 10% of the Company's management fees and commission revenues.

## 10. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2001, the net capital, as computed, was $62,156. Consequently, the Company had excess net capital of $12,156.

At December 31, 2001 the percentage of aggregate indebtedness to net capital was 77.3% versus an allowable percentage of 1500%.

## 6. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation per the Company's December 31, 2001, FOCUS IIA, and the computation per the attached financial statements resulted from the adjusting entries prepared as a result of the audit findings. The primary adjustment was a result of accruing year-end liabilities.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

## DP ASSET MANAGEMENT, INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2001

| | | |
|---|---|---:|
| Total stockholders' equity qualified for net capital | $ | (75,867) |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | 150,000 |
| Total equity and allowable subordinated borrowings | | 74,133 |
| Deductions: | | |
| Non-allowable assets: | | |
| Investment in securities | | 5,000 |
| Property and equipment, net | | 5,410 |
| Other assets | | 1,567 |
| Total non-allowable assets | | 11,977 |
| Net capital before haircut on securities positions | | 62,156 |
| Haircuts | | - |
| Net capital | | 62,156 |
| Minimum net capital requirement: | | |
| 6 2/3% of aggregate indebtedness | | 3,204 |
| Minimum dollar requirement | | 50,000 |
| Minimum net capital requirement (greater of above) | | 50,000 |
| Excess net capital | $ | 12,156 |

**AGGREGATE INDEBTEDNESS:**

| | | |
|---|---|---:|
| Total aggregated indebtedness included in Statement of Financial Condition | $ | 48,041 |
| Percentage of aggregated indebtedness to net capital | | 77.3% |

**RECONCILIATION:**

| | | |
|---|---|---:|
| Net capital, per page 9 of the December 31, 2001 unaudited Focus IIA Report, as filed | $ | 81,753 |
| Net audit adjustments | | (19,597) |
| Net capital, per December 31, 2001 audited report, as filed | $ | 62,156 |

**DP ASSET MANAGEMENT, INC.**
**INFORMATION RELATING TO THE POSSESSION OR**
**CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**
**AS OF DECEMBER 31, 2001**

DP Asset Management, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.


## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3

To the Board of Directors
DP Asset Management, Inc.

In planning and performing our audit of the financial statements of DP Asset Management, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 7, 2002